UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

IDT Corporation

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

448947309

(CUSIP Number)

Charles Y. Tanabe, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448947309

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,931,372

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,931,372

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,931,372

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%(1)

14.	Type of Reporting Person (See Instructions) CO, HC

(1)  As reported in the Issuer’s Report on Form 10-Q for the fiscal quarter ended April 30, 2006, filed with the Commission on June 9, 2006, as of June 1, 2006, the Issuer had outstanding 15,453,073 shares (excluding 9,621,787 treasury shares) of Common Stock, par value $0.01 per share (“Common Stock”), 9,816,988 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), and 70,980,070 shares (excluding 5,316,283 treasury shares) of Class B Common Stock, par value $0.01 per share (“Class B Common Stock”).  For purposes of this Fourth Amendment, the number of shares of Class B Common Stock as set forth in the preceding sentence have been adjusted to reflect the disposition by the Reporting Person of 12,306,196 shares of Class B Common Stock on August 24, 2006, which shares were cancelled and returned to treasury by the Issuer, such that after such transaction the number of outstanding shares of Class B Common Stock is deemed to be 58,673,874 shares (excluding 17,622,479 treasury shares).  Each share of Common Stock is entitled to one vote per share, each share of Class A Common Stock is entitled to three votes per share, and each share of Class B Common Stock is entitled to one-tenth of one vote per share.  The Reporting Person’s beneficial ownership has decreased from approximately 24.3% to approximately 8.4% of the outstanding Class B Common Stock, decreased from approximately 17.91% to 5.87% of the Issuer’s outstanding common equity, and decreased from approximately 3.31% to 0.98% of the Issuer’s outstanding voting power.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Statement of

liberty media corporation

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

IDT CORPORATION

Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), originally filed a Statement on Schedule 13D (the “Original Statement”) on June 16, 2000, with respect to the Common Stock, par value $0.01 per share (“Common Stock”) of IDT Corporation, a Delaware corporation (“IDT” or the “Issuer”).  The Reporting Person filed Amendment No. 1 to the Original Statement on November 8, 2001 (the “First Amendment”), in which it reported that it had exchanged all of its shares of Common Stock for shares of IDT Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), and had acquired additional shares of Class B Common Stock.  The Reporting Person filed Amendment No. 2 to the Original Statement on March 9, 2004 (the “Second Amendment”) to report its acquisition of additional shares of Class B Common Stock.  The Reporting Person filed Amendment No. 3 to the Original Statement on March 21, 2005 (the “Third Amendment” and together with the Original Statement, the First Amendment and the Second Amendment, the “Statement”) to report its acquisition of additional shares of Class B Common Stock.  The Reporting Person is filing this Amendment No. 4 (the “Fourth Amendment”) to report its disposition of shares of Class B Common Stock.  Capitalized terms used but not otherwise defined herein have the respective meanings given to such terms in the Statement.

Item 1.	Security and Issuer

Item 2.	Identity and Background
The first and second paragraphs of Item 2 of the Third Amendment are hereby deleted and restated in their entirety as follows:
The Reporting Person indirectly owns 100% of Liberty Entertainment, Inc., a Delaware corporation, which holds 4,931,372 shares of Class B Common Stock.
Schedule 1 referenced in Item 2 of the Statement is hereby deleted and restated in its entirety as set forth on Schedule 1 attached to this Fourth Amendment.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and supplemented to include the following:

The Reporting Person disposed of beneficial ownership of 12,306,196 shares of Class B Common Stock pursuant to the Purchase and Sale Agreement dated as of August 11, 2006, among the Reporting Person, the Issuer, and certain of their respective subsidiaries, as amended by the First Amendment to Purchase and Sale Agreement dated as of August 29, 2006 (as amended, the “Purchase Agreement”).  Pursuant to the Purchase Agreement, the following indirect wholly owned subsidiaries of the Reporting Person disposed of the following shares of Class B Common Stock as consideration in the closing of the following transactions on August 24, 2006:  (a) (i) Liberty IDTC, Inc. disposed of 10,260,303 shares of Class B Common Stock, (ii) Liberty TP Management, Inc. disposed of 676,890 shares of Class B Common Stock, and (iii) Liberty IDTC 4, Inc. disposed of 515,227 shares of Class B Common Stock, in each case in exchange for equity interests in Starz Media Holdings, LLC, a Delaware limited liability company and successor by conversion to IDT Media, Inc., a controlled subsidiary of the Issuer prior to the closing; and (b) Starz U.K. Holdings Limited disposed of 853,776 shares of Class B Common Stock, which were transferred to Starz U.K.  Holdings Limited immediately prior to the closing from Liberty Entertainment, Inc., a wholly owned subsidiary of the Reporting Person, in exchange for all of the outstanding shares of Anchor Bay Entertainment UK Limited, a private limited company formed under the laws of England and Wales, a wholly owned subsidiary of the Issuer prior to the closing.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of such document, as referenced in the Exhibits to this Fourth Amendment and incorporated herein by reference.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended and supplemented to include the following:

On August 24, 2006, the Reporting Person disposed of beneficial ownership of an aggregate of 12,306,196 shares of Class B Common Stock pursuant to the Purchase Agreement described in Item 3 of this Fourth Amendment, which description is incorporated herein by reference.  Pursuant to the Purchase Agreement, the Reporting Person will dispose of beneficial ownership of an additional 2,641,929 shares of Class B Common Stock at subsequent closings scheduled to occur under the Purchase Agreement.

Item 5.	Interest in Securities of the Issuer
The first and second paragraphs of Item 5(a) of the Statement are hereby deleted and restated in their entirety as follows:

(a)           As reported in the Issuer’s Report on Form 10-Q for the fiscal quarter ended April 30, 2006, filed with the Commission on June 9, 2006, as of June 1, 2006, the Issuer had outstanding 15,453,073 shares (excluding 9,621,787 treasury shares) of Common Stock, 9,816,988 shares of Class A Common Stock, and 70,980,070 shares (excluding 5,316,283 treasury shares) of Class B Common Stock.  For purposes of this Fourth Amendment, the number of shares of Class B Common Stock as set forth in the preceding sentence have been adjusted to reflect the disposition by the Reporting Person of 12,306,196 shares of Class B Common Stock on August 24, 2006 pursuant to the Purchase Agreement, which shares were cancelled and returned to treasury by the Issuer, such that after such transaction the number of outstanding shares of Class B Common Stock is deemed to be 58,673,874 shares (excluding 17,622,479 treasury shares).  Each share of Common Stock is entitled to one vote per share, each share of Class A Common Stock is entitled to three votes per share, and each share of Class B Common Stock is entitled to one-tenth of one vote per share.  The Reporting Person’s beneficial ownership has decreased from approximately 24.3% to approximately 8.4% of the outstanding Class B Common Stock, decreased from approximately 17.91% to 5.87% of the Issuer’s outstanding common equity, and decreased from approximately 3.31% to 0.98% of the Issuer’s outstanding voting power.

In May 2006, Hilltop Investments, Inc. disposed of all shares of Class B Common Stock it previously held.
Item 5(b) of the Statement is hereby deleted and restated in its entirety as follows:
(b) The Reporting Person has the sole power to vote or to direct the voting of and to dispose or direct the disposition of 4,931,372 shares of Class B Common Stock.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Statement is hereby amended and supplemented to include the following:

Pursuant to the Purchase Agreement, the Reporting Person will dispose of beneficial ownership of an additional 2,641,929 shares of Class B Common Stock at subsequent closings scheduled to occur under the Purchase Agreement.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Statement is hereby amended and supplemented to include the following:

7(t)          Purchase and Sale Agreement, dated as of August 11, 2006, among the Issuer, the Reporting Person and certain of their respective subsidiaries.  (Incorporated by reference to the Form 8-K filed by the Issuer on August 14, 2006.)

7(u)         First Amendment to Purchase and Sale Agreement, dated as of August 29, 2006, among the Issuer, the Reporting Person and certain of their respective subsidiaries.  (Incorporated by reference to the Form 8-K filed by the Issuer on August 30, 2006.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 13, 2006	LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Senior Vice President, General Counsel and Secretary

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	Director of Liberty

Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty

EXHIBIT INDEX

Exhibit No.	Description

7(t)

Purchase and Sale Agreement, dated as of August 11, 2006, among the Issuer, the Reporting Person and certain of their respective subsidiaries. (Incorporated by reference to the Form 8-K filed by the Issuer on August 14, 2006.)

7(u)

First Amendment to Purchase and Sale Agreement, dated as of August 29, 2006, among the Issuer, the Reporting Person and certain of their respective subsidiaries. (Incorporated by reference to the Form 8-K filed by the Issuer on August 30, 2006.)